AM 10-19-2004

CM 10/19

04019847

S OMMISSION
49

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 25132 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20271 Acacia Street, Suite 200, Newport Beach, CA 92660

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Schiff 949-863-5900

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA

(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, LACA 90064

(Address) (City) (State) (Zip Code)

PROCESSED
OCT 20 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 29 2004
WASH. D.C.
208

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6/21/08

## OATH OR AFFIRMATION

I, Peter Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of June 30, 2004, 20XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

Signature

President

Title

Notary Public

CANDACE CLOWARD-DOUGLASS
Commission # 1290733
Notary Public - California
Orange County
My Comm. Expires Jan 16, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT



September 21, 2004

Securities Exchange Commission
Division of Market Regulations
Washington, DC 20549

Re: Euro Pacific Capital, Inc.

On August 2, 2004, I issued an audit report for Euro Pacific Capital, Inc. for the year ending June 30, 2004.

Although in Note 1 to the audit report, we indicated that since the Company cleared through another broker and did not receive or hold any customer funds, I did not specify why the Company was not required to file certain schedules .

I have expanded on the notes to the audit report to include Notes 8 and 9 to clarify that a computation of reserve requirements and information relating to possession or control requirements are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (B).

Please replace page 8 of the original August 2, 2004 audit report with the enclosed page 8.

If you have any questions, please do not hesitate to call me.

Elizabeth Tractenberg, CPA

cc: NASD

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Orange area under a long-term agreement expiring January 31, 2005. The annual rental commitments for years ending June 30, are as follows:

| | |
|---|---|
| 2005 | $37,538 |

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 8 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (B).

NOTE 9 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (B).